

September 29, 2009

Mr. Neil McMillan
President and Chief Executive Officer
Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan
Canada, S7K 5M5

> **Re: Claude Resources Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **File No. 001-31956**

Dear Mr. McMillan:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

General

1.   We note that your EDGAR filing on Form 40-F does not include page numbers. Please ensure that you paginate future filings.

Disclosure Controls and Procedures

2.   We note you disclose your controls and procedures are effective "to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities." Please note that the definition of disclosure controls and procedures in Exchange Act Rule 13a-15e includes those controls and procedures that are designed to ensure that information required to be disclosed by the company is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and includes, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Your disclosure of effectiveness appears limited in its scope. Please modify your disclosure to remove the limitation noted in the quotation above. In your response to this comment, please provide us with a sample of your proposed modified Disclosure Controls and Procedures disclosure.

        We note your disclosure within Exhibit 99.3 (within the first paragraph under the heading "Disclosure Controls and Internal Controls over Financial Reporting" on page 19) does not limit your conclusion of the effectiveness of disclosure controls and procedures, should you choose to conform your disclosure to that within Exhibit 99.3.

Significant Accounting Policies – Revenue Recognition, page 9

3.   We note you disclose that revenue from gold sales is recognized when the rights and obligations of ownership pass to the buyer. Please expand your disclosure to indicate more precisely when the rights and obligations of ownership pass to the buyer in your sales of gold (i.e. at what point do the rights and obligations pass in relation to the physical possession and delivery of the inventory). We also note your revenue is adjusted subsequent to initial recognition as a result of final determinations of metal weights and assays. Please expand your disclosure to identify the prices you use at the time of initial recognition (e.g. spot or forward) and how you account for changes in prices between initial recognition and final settlement. In so far as it relates to your reconciliation to US GAAP, please refer to Item VII of the September 25, 2002, SEC Regulations Committee Meeting highlights, which can be located at:

        http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

        In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Engineering Comments

General

4.   We note that your website and some press releases refer to or use the terms
        "measured," "indicated," and "inferred," resources. If you continue to make
        references on your web site or press releases to reserve measures other than those
        recognized by the SEC, please accompany such disclosure with the following
        cautionary language or provide a legal disclaimer tab or page:

                Cautionary Note to U.S. Investors -The United States Securities and
                Exchange Commission permits U.S. mining companies, in their filings
                with the SEC, to disclose only those mineral deposits that a company can
                economically and legally extract or produce. We use certain terms on this
                website (or press release), such as "measured," "indicated," and "inferred"
                "resources," which the SEC guidelines strictly prohibit U.S. registered
                companies from including in their filings with the SEC. U.S. Investors are
                urged to consider closely the disclosure in our Form 20-F which may be
                secured from us, or from our website at http://www.sec.gov/edgar.shtml.

        Please indicate the location of this disclaimer in your response.

Mineral Reserves and Mineral Resources at December 31, 2008, page 33

5.   We note in your reserve table you label material as measured, indicated, and
        inferred reserves. With the passage of National Instrument 43-101 in Canada,
        disclosure using non-SEC reserve definitions and resource estimates is allowed
        for Canadian incorporated companies under the exception in Instruction 3 to
        Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource
        estimates that you disclose under this provision must meet the standards of
        National Instrument 43-101. Please correct your reserve tables.

6.   In addition to the above correction, please note that proven reserves may be
        combined with probable reserves only if the difference in the degree of assurance
        between the two classes of reserves cannot be readily defined and an explanation
        in included with your filing. Absent this condition, proven and probable reserves
        should be segregated. Please segregate your proven reserves from your probable
        reserves.

7.   We note in your footnotes that the cutoff breakeven value is calculated using a C$1000 per ounce gold value. Generally, the historic three-year average commodity price is used in any reserve estimate or cash flow analysis used to designate reserves. Please clearly state the gold price used to calculate your reserve estimate and provide a reserve estimate using the three-year historic average for comparison.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief